LORD ABBETT SECURITIES TRUST
90 Hudson Street

Jersey City, NJ 07302

May 10, 2013

VIA EDGAR

Ms. Kimberly A. Browning

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lord Abbett Securities Trust (the “Trust”)
File Nos. 333-187822 and 811-07538

Dear Ms. Browning:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), the Trust and its principal underwriter, Lord Abbett Distributor LLC (the “Distributor”), hereby request that the Securities and Exchange Commission (the “Commission”) accelerate to May 10, 2013 or as soon as practicable thereafter the effective date of each of: (1) the Trust’s Registration Statement on Form N-14, which was filed with the Commission on April 9, 2013 (the “Registration Statement”); (2) Pre-Effective Amendment No. 1 to the Registration Statement, which was filed with the Commission on April 26, 2013; and (3) Pre-Effective Amendment No. 2 to the Registration Statement, which was filed with the Commission on May 9, 2013.

As discussed during a May 8, 2013 telephone conversation between you and Brooke A. Fapohunda, Assistant General Counsel of Lord, Abbett & Co. LLC, any assistance you can provide in meeting this acceleration request would be greatly appreciated so that the Trust may timely commence the offering described in the Registration Statement.

Respectfully submitted,

Lord Abbett Securities Trust
By:	/s/ Thomas R. Phillips
Name:	Thomas R. Phillips
Title:	Vice President and Assistant Secretary

Lord Abbett Distributor LLC
By:	Lord, Abbett & Co. LLC,
its Managing Member
By:	/s/ Lawrence H. Kaplan
Name:	Lawrence H. Kaplan
Title:	Member